UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Atrion Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    049904105
                                 (CUSIP Number)

                                 Emile A. Battat
                              One Allentown Parkway
                               Allen, Texas 75002
                                 (972) 390-9800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies To:
                            B. G. Minisman, Jr., Esq.
              Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
                        420 20th Street North, Suite 1600
                            Birmingham, Alabama 35203
                                 (205) 328-0480

                                 August 23, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 049904105

1.  NAME OF REPORTING PERSON
         Emile A. Battat

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  / /
                                                               (b)  / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
         OO

5.  CHECK BOX IF DISCLOSURE OR LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
    ITEMS 2(d) or 2(e)                                              / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

  NUMBER OF               7.   SOLE VOTING POWER
   SHARES                      201,900 (See Item 5(b))
BENEFICIALLY
  OWNED BY                8.   SHARED VOTING POWER
   EACH                        0
 REPORTING
PERSON WITH               9.   SOLE DISPOSITIVE POWER
                               201,900 (See Item 5(b))

                          10.  SHARED DISPOSITIVE POWER
                               0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         201,900

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES / /

13. PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5(a))

14. TYPE OF REPORTING PERSON
         IN


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


                                  SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by Emile A. Battat on March 3, 2003, which Schedule 13D relates to the common stock, par value $.10 per share (the "Shares"), of Atrion Corporation, a Delaware corporation (the "Issuer").

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting paragraphs (a) - (c) and replacing such paragraphs with the following:

     (a) Mr. Battat is the beneficial owner of 201,900 Shares (inclusive of the 75,000 Shares Mr. Battat has the right to acquire pursuant to options first exercisable on October 23, 2003), representing 11.4% of the 1,690,207 Shares outstanding plus the 75,000 Shares that can be acquired by Mr. Battat through the exercise of options first exercisable on October 23, 2003.

     (b) Mr. Battat has sole voting and dispositive power with respect to the 201,900 Shares beneficially owned by him (inclusive of the 75,000 Shares that can be acquired pursuant to options first exercisable on October 23, 2003).

     (c) Mr. Battat has not effected any transactions in the Shares during the past 60 days.


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

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2003


                                           /s/ Emile A. Battat
                                           -------------------
                                           Emile A. Battat



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